Exhibit 1.01

Momentive Performance Materials Inc.

CONFLICT MINERALS REPORT

For the reporting period from January 1 to December 31, 2013

Explanatory Note

This report is an exhibit to the Specialized Disclosure Report on Form SD of Momentive Materials Inc. (the “Company”) regarding the use of conflict minerals in the reporting period from January 1 to December 31, 2013. The Company manufactures chemical products and a complete description of the Company’s business and products is contained in the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”).

Certain terms used in this report are defined in SEC Rule 13p-1 (the “SEC Rule”) under the Securities Exchange Act of 1934 and in Form SD.

DUE DILIGENCE

Following the country of origin inquiry described in its Specialized Disclosure Report on Form SD, the Company performed due diligence on the source and chain of custody of the conflict minerals contained in its products.

Design of Due Diligence Measures

The Company’s due diligence measures were designed to conform in all material respects with the internationally recognized framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for tin, tantalum and tungsten and for gold.

Due Diligence Measures Performed

Establishment of Strong Company Management Systems

The Company has established a supply chain policy for minerals originating from conflict-affected and high-risk areas, which can be found on the Company’s external website at www.momentive.com/WorkArea/DownloadAsset.aspx?id=29214 . The policy includes a grievance system whereby interested parties can voice concerns or questions on the Company’s program.

The Company has established a cross-functional Conflict Minerals Compliance Steering Committee charged with the following responsibilities:

•	Define a governance plan of the conflict minerals compliance program;

•	Develop and oversee a process to report on conflict minerals;

•	Develop a conflict minerals compliance manual to satisfy SEC Rule requirements; and

•	Periodically assess conflict minerals program components, identify weaknesses and adopt appropriate measures to fully comply with the requirements of the SEC Rule.

In furtherance of the above, the Company established a system of controls and transparency over the mineral supply chain, including, among others:

•	A responsibility assignment plan;

•	A document retention policy;

•	A code of conduct for suppliers and third parties that is posted on the Company’s external website and specifies the Company’s expectations of its suppliers;

•	Use of the EICC GeSI Template as a means to survey suppliers to identify the source of the conflict minerals;

•	A list of frequently asked questions for employees that is posted on the Company’s external website;

•	A list of frequently asked questions for suppliers that is posted on the Company’s external website; and

•	Dialogue with its industry group, the American Chemistry Council.

Identification and Assessment of Risk in the Supply Chain

As described in the Company’s Specialized Disclosure Report on Form SD, the Company inquired about the origin of the products supplied to the Company and its suppliers were requested to respond to the survey within two weeks. The Company then reviewed the responses provided by the surveyed suppliers for red flags, based on the Company’s supplier response review plan which covers the following scenarios:

•	The supplier was non-responsive;

•	The response was non-conforming;

•	The response was incomplete;

•	The response was inconsistent;

•	The response requires further monitoring; or

•	The response was satisfactory.

Where smelter names were listed, the Company compared those smelters to the smelters listed on the Conflict Free Sourcing Initiative’s Conflict Free Smelter Program (“CFSP”) list. The results from the survey review were reported to the Conflict Minerals Compliance Steering Committee.

Design and Implementation of a Strategy to Respond to Identified Risks

Where red flags were noted during review of the supplier’s response, the Company sent an applicable follow-up letter to gather more information or clarify inconsistent information. Suppliers who provided identified smelters that are not listed as conflict free on the CFSP list were flagged for ongoing monitoring per the supplier response review plan.

The Company also established a Corrective Action Plan, pursuant to which the Company may:

•	Conduct training of supplier to improve responsiveness and information,

•	Reassess the supplier relationship, or

•	Identify an alternative supplier for the raw material or product supplied, if available.

In addition, the Company established a Risk Mitigation Plan that defines each means by which conflict minerals could be introduced into the Company’s supply chain and how to identify and assess each risk.

Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

The Company is a downstream consumer of necessary conflict minerals and is many steps removed from smelter and refiners who provide minerals and ores. Therefore, the Company does not perform or direct audits of smelters and refiners within the supply chain. As a result, our due diligence efforts relied on cross-industry initiatives such as the CFSP.

Annual Reporting on Supply Chain Due Diligence

In compliance with the SEC Rule, the Company is filing with the SEC a Specialized Disclosure Report on Form SD and this Conflict Minerals Report, which the Company has also posted on its external website at www.momentive.com.

Independent private sector audit

Pursuant to Rule 13p-1, no independent private sector audit was required.

PRODUCT DESCRIPTION

Based on the information obtained through the due diligence process, conflict minerals supplied by three suppliers to our silicones product segment identified the following smelters used to process those minerals:

•	Minsur*

•	Thailand Smelting and Refining Co. Ltd.

•	PT Bangka Putra Karya*

•	PT Timah*

•	PT Tinindo Inter Nusa

•	PT Refined Banka Tin

•	PT Bukit Timah*

•	Metallo Chimique

•	OMSA*

•	Malaysia Smelting Corporation (MSC)*

•	EM Vinto

•	PT Bangka Putra Karya

•	Thaisarco*

•	CV United Smelting

•	PT DS Jaya Abadi

•	PT Stanindo Inti Perkasa

*on the CFSP list.

For our remaining suppliers, the Company, at the time of this filing, does not have sufficient information to determine the facilities used to produce the conflict minerals in its products, nor the mine or location of origin of conflict minerals in its products. The Company’s efforts to determine the mine or location of origin of conflict minerals contained in its products are described in the section “Due Diligence Measures Performed.”